UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2007            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated January 22, 2007

2.

News Release dated March 27, 2007

3.

News Release dated May 8, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: May 9, 2007	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RG1  January 22, 2007

Radius outlines plans for its 2007 exploration programs

Vancouver, Canada. Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU) is pleased to provide an update on Radius’s gold exploration programs in Central and South America. Radius has gold exploration programs in four Latin American countries: Nicaragua, Ecuador, Guatemala and Mexico and is preparing to carry out two drill programs in the first or second quarters of 2007.

Nicaragua

Natividad

Meridian Gold Inc.  (“Meridian”) has completed its work at Radius’s Natividad project in central Nicaragua. No further results of interest were received and Meridian has informed Radius that it intends to withdraw from the Natividad joint venture once the camp and drill pads have been rehabilitated.  All data pertaining to the project will be returned to Radius.

India Norte Project

Radius has applied for permission to carry out a drill program at the India Norte vein project in west-central Nicaragua, close to the historic La India mining camp, located approximately 70 km from Managua.  The Company believes that permission to drill can be secured within the next 60-90 days.

Radius’s geologists identified a series of quartz veins and stockwork zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system which was mined historically.  Radius’s technical team believes that the Company’s work to date has identified only the upper parts of the mineralized system.  Research indicates that all of the mined ore shoots in the nearby La India camp, including those in the La India, Escondido, Tatiana and Constancia veins, were mined between an elevation of 500 m above sea level (ASL) down to as low as 50 m ASL.  The strike length of the system is more than 2km and presents an attractive exploration target that warrants drill testing.

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Northern Autonomous Region

Recent stream sediment and reconnaissance prospecting programs have identified several areas in the Region Autonoma Atlantico Norte (“RAAN”) where notable amounts of free gold in sediment and gold in quartz float have been identified.  Follow-up reconnaissance sampling has resulted in encouraging trench results.  Radius has submitted several new exploration concession applications covering the main areas of interest in the RAAN, which are thought to be two new, potentially extensive vein systems exposed within a series of low-lying hills.

The Company has begun community liaison work with the objective of securing permission to carry out detailed exploration work, including trenching and drilling.

Ecuador

Cerro Colorado Project

In November 2006, Radius announced the acquisition of an option to earn a 70% interest in the Cerro Colorado high sulphidation gold project located in southern Ecuador.  The project lies at an elevation of 3,200m to 3,400m and is situated 80km south of the city of Cuerco in the middle of a 100km long belt of epithermal gold deposits which includes several recent gold discoveries.

The area of interest at Cerro Colorado is defined by a 6km long silica-rich alteration zone forming numerous ridges and bars.  The silica ridges form broad stockworks within an extensive area of silica-pyrite-alunite alteration.  The distribution of highly anomalous gold, arsenic, mercury, antimony and copper values related to silica-alunite alteration are all indicative of potential for high sulphidation-type gold mineralization.  The project has never been drill tested.

Over the coming two months, Radius will be focusing on community relations within the surrounding communities with the objective of confirming that the local communities are supportive of mineral exploration and mining in that region.

Guatemala

Tambor Project

Radius is planning an underground exploration program at the Tambor Project in Guatemala. Tambor hosts an orogenic lode gold belt, discovered by Radius in 2000.

Core drilling in 2003 focused on the Guapinol South and Poza del Coyote zones, where 4,983m was drilled in 44 holes, to test 750m strike length of vein.  At Laguna North, located 5km to the west, 2,483m of RC drilling was conducted in 16 holes over a strike length of 300m.  The drilling defined a NI43-101 resource estimate of 57,800 ounces gold in the indicated category, and 216,200 ounces gold in the inferred category (see Radius press release dated December 10, 2003).  This resource was established within a 1km strike length of a soil anomaly that is consistent for over 14 km.

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Management has concluded that the best way to advance the Tambor Project is via an underground drifting program on the Guapinol South zone.  Drill intercepts in this area cut zones carrying up to 80 g/t Au over 5m.  The objective would be to expose the high grade core of the main quartz shoots to test for strike extent and consistency of grade, to determine if the shoots plunge, and to extract a bulk sample.  Permitting and planning for the underground test program are complete and work should start by month end.

Mexico

Regional Exploration

A regional exploration program is underway in Oaxaca and Chiapas in southern Mexico.

Assay Protocol & Qualified Person

The information in this release was prepared under the supervision of Mr. Harmen Keyser, a Director of Radius, and who is a member of the Northwest Territories Association of Professional Engineers, Geologists and Geophysicists, and a “Qualified Person” in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

       “signed”

Simon Ridgway, President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RG2  March 27, 2007

Radius Begins Underground Exploration at Tambor

Simon Ridgway, the President of Radius Gold (“Radius”), is pleased to announce that on March 10th, underground work started on the Guapinol zone of the Tambor gold project in Guatemala. The main objective of the underground work is to expose high grade quartz-gold mineralization that was intersected in drilling in 2003. A map and cross section of the planned tunnel, and several photos showing the location and the progress to date will be posted shortly on the Radius Gold website at www.radiusgold.com.

The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004. Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado (See Radius news release dated December 10th, 2003.)

The primary objective of the underground work is to better understand the main structural control on the quartz-gold mineralization and hence the potential to develop additional resources. Radius will develop a crosscut through the quartz body which gave the high grade intercept in hole PDD-03-033 (80.5g/t Au over 5.3m: see news release dated August 13, 2003). This will provide fresh exposure of the quartz allowing Radius’s geologists to gain a better understanding of the orientation and continuity of the mineralization. The quartz lens intersected in PDD-03-033 is a blind occurrence which does not outcrop, and Radius’s geologists therefore feel it is reasonable to assume that other blind lenses may occur.

The estimated distance from the adit portal to the target zone of high grade quartz is 205m. After intersecting the high-grade zone, the proposed development will step back 40m and a second tunnel will be driven parallel to the quartz lens, with two more crosscuts planned to intersect the lens approximately 30m to each side of the first intercept.

Qualified Person

The CAM report on the Tambor project serves as an independent report prepared by a Qualified Person as defined by NI 43-101. The definitions of indicated and inferred resources conform to CIM guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000. George Armbrust, PhD, a consulting geologist and a Registered Geologist with the State of Wyoming (PG-2903) is the QP responsible for the preparation of the technical report.

The geological and assay data reported in this news release was communicated to Radius by its joint venture partner Gold Fields Ltd., the operator of the Guapinol drill program. Radius has not independently verified the assay or geological information.

Gold Fields was responsible for the design and execution of the Tambor drill program and for the sampling and analytical Quality Control/Quality Assurance measures that were implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Radius.

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the information provided to Radius by Gold Fields and CAM.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

       “signed”

Simon Ridgway, President

Investor relations:  Ralph Rushton

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RG3  May 8, 2007

Radius Appoints New VP Exploration

Simon Ridgway, the President of Radius Gold Inc. (“Radius”), is pleased to announce that David Cass has been appointed to the position of Vice President, Exploration.  Effective immediately, Mr. Cass will assume responsibility for overseeing Radius’s exploration programs in Central America, South America and Mexico.

Fluent in Spanish and with a MSc degree in Mineral Exploration and Mining Geology, Mr. Cass has nearly 20 years’ international exploration and mining industry experience.  He spent 15 years with Anglo American, including 6 years as Exploration Manager North America, and 4 years managing Anglo’s programs in Peru.  Most recently, he worked as VP Corporate Development for a Vancouver-based junior exploration company.

Radius’s senior management believes that Mr. Cass’s broad international experience, which has a strong focus on intrusion-related base and precious metal mineral deposits, will play a key role in advancing the Company’s exploration programs throughout the Americas.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million